UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the nine months period ended September 30, 2009.
Commission File No. 333-08880
MEXICAN SATELLITES,
a Mexican Company of Variable Capital
(Translation of registrant’s name into English)
Satélites Mexicanos, S.A. de C.V.
Avenida Paseo de la Reforma No. 222, pisos 20 y 21
Col. Juárez
México, D.F., 06600,
México (52)55-2629-5800
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F
Form 20-F ☑       Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SATÉLITES MEXICANOS, S. A. DE C. V. AND SUBSIDIARIES
QUARTERLY REPORT ON FORM 6-K

Item 1. Basis of Presentation of Quarterly Periods Information
The principal purpose in the preparation of the unaudited consolidated financial information of Satélites Mexicanos, S. A. de C.V. and its subsidiaries collectively (which we refer to herein as “Satmex” or the “Company”) reported in this periodic report on Form 6-K for the nine months period ended September 30, 2009 and 2008 is to comply with the covenants established in the Indenture, dated as of November 30, 2006, between Satélites Mexicanos, S.A. de C.V., each of the First Priority Guarantors named there in, as First Priority Guarantors, and U.S. Bank National Association, a national banking association, as First Priority Indenture (successor) Trustee (the “First Priority Indenture) and the Indenture, dated as of November 30, 2006, between Satélites Mexicanos, S.A. de C.V. the Issuer, each of the Second Priority Guarantors named therein as Second Priority Guarantors, and Wells Fargo Bank National Association, a national banking association as Trustee (the “Second Priority Indenture” and, together with the First Priority Indenture, the “Indentures”). This same information shall be furnished to the holders of our First Priority Senior Secured Notes (the “First Priority Notes”) and Second Priority Senior Secured Notes (the “Second Priority Notes”, and, together with the First Priority Notes, the “Notes”).
In accordance with Section 4.10(b) of the First Priority Indenture and Section 4.8 of the Second Priority Indenture, Satmex must furnish after the end of each of the first three quarterly periods of each fiscal year the unaudited consolidated balance sheet as at the end of such quarter and the related unaudited consolidated statements of income and cash flows for such quarter and the portion of the fiscal year through the end of such quarter, setting forth a comparison to the figures for the previous year or, in the case of balance sheet, the previous year-end.
In accordance with Section 4.11(a)(iv) ) of the First Priority Indenture and Section 4.10 of the Second Priority Indenture, Satmex must furnish quarterly unaudited financial information, including a Management’s Discussion and Analysis of Financial Condition and Results of Operations of Satmex and its subsidiaries by quarter, compared to the corresponding quarter of the previous year.
The accompanying consolidated financial statements have not been audited, but are prepared in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”). Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. References to U.S. GAAP issued by the Financial Accounting Standards Board (“FASB”) in these footnotes are to the FASB Accounting Standards Codification (the “Codification”).
This periodic report on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In addition, from time to time, we or our representatives have made or may make forward-looking statements, orally or in writing. They can be identified by the use of forward-looking words such as “believe”, “expect”, “plan”, “may”, “will”, “should”, or “anticipate” or their negatives or other variations of these words or other comparable words, or by discussion of strategy that involves risks and uncertainties. These forward-looking statements may be included in, but are not limited to, various filings made by us with the Securities and Exchange Commission (the “Commission”), press releases or oral statements made by or with the approval of one of our authorized executive officers. Forward-looking statements are only predictions. Actual events or results could differ materially from those projected or suggested in any forward-looking statement as a result of a wide variety of factors and conditions. Accordingly, readers are cautioned not to place undue reliance on these forward-looking statements. In any event the accompanying statements are applicable only as of the date of this Form 6-K and we undertake no obligation to update or revise any of them.

Satélites Mexicanos, S. A. de C. V. and Subsidiaries
PART I – FINANCIAL INFORMATION
Item 2. Unaudited Financial Statements
Consolidated Balance Sheets

(Thousands of U.S. dollars)

	September 30, 2009	December 31, 2008
	(unaudited)	(audited)
Assets
Current assets:
Cash and cash equivalents	$94,899	$58,207
Accounts receivable – net	12,552	17,281
Due from related parties	729	385
Inventories – net	623	187
Prepaid insurance	1,419	3,706
Deferred income taxes	119	61

Total current assets	110,341	79,827

Satellites and equipment – net	241,489	264,149
Concessions – net	39,949	41,007
Intangible assets – net	16,878	27,294
Guarantee deposits and other assets	675	715
Goodwill	32,502	32,502

Total	$441,834	$445,494

Liabilities and Shareholders’ Deficit

Current liabilities:
Accrued interest	$1,558	$1,560
Accounts payable and accrued expenses	14,610	15,844
Deferred revenue	2,344	2,344
Income tax payable	1,663	677

Total current liabilities	20,175	20,425

Debt obligations	416,945	406,297
Deferred revenue	63,596	65,354
Labor obligations	461	461
Accrued expenses	1,001	263
Deferred income taxes	5,020	5,091

Total liabilities	507,198	497,891

Contingencies and commitments (Note 15)

Minority interest in consolidated subsidiaries	2,936	2,673

Shareholders’ deficit:
Common stock	46,764	46,764
Accumulated deficit	(115,064)	(101,834)

Total shareholders’ deficit	(68,300)	(55,070)

Total	$441,834	$445,494

See accompanying condensed notes to unaudited consolidated financial statements

Satélites Mexicanos, S. A. de C. V. and Subsidiaries
Unaudited Consolidated Statements of Operations
(Thousands of U. S. dollars)

	Nine months period ended		Three months period ended
	September 30,		September 30,
	2009	2008	2009	2008
Revenues:
Satellite services	$75,928	$68,256	$25,580	$23,252
Programming distribution services	7,456	5,925	2,515	2,157
Broadband satellite services	8,982	9,851	2,831	3,400

	92,366	84,032	30,926	28,809

Cost and expenses:
Satellite operations	8,797	11,100	2,806	587
Programming distribution services	3,769	2,958	1,322	1,131
Broadband satellite services	1,387	1,503	460	574
Reversal of provision for orbital incentive (cancellation	—	(6,989)	—	(6.989)
Selling and administrative expenses	12,764	18,545	4,420	7,363
Depreciation and amortization	35,591	44,807	11,743	14,991

	62,308	71,924	20,751	17,657

Other income	—	4,610	—	—

Operating income	30,058	16,718	10,175	11,152

Interest expense	(32,769)	(36,196)	(10,839)	(11,823)
Interest income	327	1,138	116	368
Net foreign exchange (loss) gain	(59)	108	73	(190)

Loss before income taxes and minority interest	(2,443)	(18,232)	(475)	(493)

Income taxes	10,524	6,416	3,611	6,146
Minority interest	263	492	61	78

Consolidated net loss applicable to common shareholders	$(13,230)	$(25,140)	$(4,147)	$(6,717)

See accompanying condensed notes to unaudited consolidated financial statements

Satélites Mexicanos, S. A. de C. V. and Subsidiaries
Unaudited Consolidated Statements of Cash Flows
(Thousands of U. S. dollars)

	Nine months period ended		Three months period ended
	September 30,		September 30,
	2009	2008	2009	2008
Cash flows from operating activities:
Consolidated net loss	$(13,230)	$(25,140)	$(4,147)	$(6,717)
Adjustments to reconcile net loss to operating cash flows:
Minority interest	263	492	61	78
Depreciation and amortization	35,591	44,807	11,743	14,991
Labor obligations	—	(14)	—	(3)
Deferred income taxes	(129)	92	(67)	5
Deferred revenue	(1,758)	(1,758)	(586)	(586)
Interest capitalized in debt obligations (see Note 11b)	10,648	9,744	3,713	3,314
Changes in operating assets and liabilities:
(Increase) decrease in:
Accounts receivable — net	4,729	(1,662)	(928)	3,427
Due from / to related parties	(344)	(69)	(163)	(167)
Inventories	(436)	(185)	(314)	(124)
Prepaid insurance	2,287	88	1,790	1,591
Guarantee deposits and others assets	40	138	(9)	22
Increase (decrease) in:
Accounts payable and accrued expenses	475	(6,013)	(24)	(9,393)
Accrued interest	(2)	131	(66)	75

Net cash flows provided by operating activities	38,134	20,651	11,003	6,513
Investing activities
Acquisition of equipment — net	(1,442)	(4,305)	(707)	(1,371)

Net cash flows used in investing activities	(1,442)	(4,305)	(707)	(1,371)
Cash and cash equivalents:
Net increase	36,692	16,346	10,296	5,142
Cash and cash equivalents — beginning of period	58,207	37,176	84,603	48,380

Cash and cash equivalents — end of period	$94,899	$53,522	$94,899	$53,522

Supplemental disclosure:
Interest paid	$20,396	$24,501	$6,605	$7,848

Income tax paid	$5,790	$5,733	$3,752	$1,495

See accompanying condensed notes to unaudited consolidated financial statements

Satélites Mexicanos, S. A. de C. V. and Subsidiaries
Condensed Notes to Unaudited Consolidated Financial Statements
(Thousands of U.S. dollars)
1.	Nature of Business

Satélites Mexicanos, S. A. de C. V. and subsidiaries (collectively “Satmex” or the “Company”) is a leading provider of fixed satellite services (FSS) in the Americas, providing satellite transmission capacity for fixed and mobile telephone networks, Internet, remote educational services, and maritime and aerial operating controls. It also markets the use of satellite transmission capacity for telecommunication transmission and broadcasting, which includes special events, sports, news and entertainment. Related to direct-to-home television service, the Company has created a business division Alterna’TV (“Programming distribution services”) to offer TV programs in Spanish for Hispanic communities living in the United States of America (“USA”). The Company also provides broadband satellite services, through its main subsidiary, of transmission capacity for new applications, such as Internet access via satellite, telecommunication transmission and broadcasting.

In order to provide satellite transmission capacity, Satmex owns and operates three satellites, Solidaridad 2, which was placed in inclined orbit on March 1, 2008, Satmex 5 and Satmex 6 in geostationary orbits at 114.9° W.L., 116.8° W.L. and 113.0° W.L., respectively. In total, Satmex has 156 36-MHz transponder equivalents operating in the C and Ku bands, covering substantially the USA, Mexico, the Caribbean and the rest of Latin American countries, excluding certain western regions of Brazil.

2.	Organization

The accompanying unaudited consolidated financial statements include the figures of Satélites Mexicanos, S. A. de C. V. and its subsidiaries. The activities of the entities in the consolidated group are described below:
•	Enlaces Integra, S. de R. L. de C. V. (“Enlaces”), a 75% owned subsidiary, was acquired on November 30, 2006. Its main activity is the installation, operation, control, and exploitation of public networks of telecommunications in Mexico.
•	HPS Corporativo S. de R. L. de C.V. (“HPS”), a 99.97% owned subsidiary, of Enlaces was incorporated on December 20, 2007. It is engaged in providing administrative services exclusively to Enlaces.
•	Alterna’TV Corporation (“Alterna’TV Corp”), a 100% owned subsidiary, was incorporated on December 19, 2008, to be a vehicle to contract with a third party the procurement of the Satmex 7 satellite.

•	Alterna’TV International Corporation (“Alterna’TV Int”), a 100% owned subsidiary, was incorporated on May 21, 2009. It is engaged in Programming distribution services, a formal subsidiary instead of business division.

•	SMVS Administración, S. de R. L. de C. V. and SMVS Servicios Técnicos, S. de R. L. de C. V. (“New Service Companies”), 99.97% owned subsidiaries, were incorporated on June 30, 2006, to provide administrative and operating services exclusively to Satmex.
The financial statements of the subsidiaries are consolidated from their respective dates of acquisition or incorporation.

3.	Basis of Presentation

The accompanying consolidated financial statements have not been audited, but are prepared in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”). Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. References to U.S. GAAP issued by the Financial Accounting Standards Board (“FASB”) in these footnotes are to the FASB Accounting Standards Codification (the “Codification”).

Satélites Mexicanos, S. A. de C. V. and Subsidiaries
In accordance with the recently revised Subsequent Events topic of the Codification, we have evaluated subsequent events after the balance sheet date of September 30, 2009 through November 13, 2009, the date on which the financial statements were issued, and no material events have occurred.

The December 31, 2008 balance sheet has been derived from the audited consolidated financial statements at that date. These unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements included in our latest Annual Report on Form 20-F filed with the SEC on June 29, 2009.
a.	Use of Estimates - The preparation of the consolidated financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the amounts of revenues and expenses reported during the periods reported. Such estimates include the allowance for doubtful accounts, the revenue recognition of programming distribution services, the valuation of long-lived assets and goodwill, the valuation allowance on deferred income tax assets, the scheduling of reversal of the temporary differences under different tax regimes, and the estimated useful lives of each satellite. Although management believes the estimates and assumptions used in the preparation of these consolidated financial statements were appropriate in the circumstances, actual results could differ from those estimates and assumptions.

b.	Foreign Currency Transactions - For statutory purposes, books and records are maintained in Mexican pesos, Spanish language and Mexican Financial Reporting Standards. For US GAAP purposes, Satmex keeps separate accounting records in its functional currency, the U.S. dollar. Transactions denominated in Mexican pesos and other foreign currencies are recorded at the rate of exchange in effect at the date of the transactions. Monetary assets and liabilities denominated in Mexican pesos and other foreign currencies are converted into the Company’s functional currency at the rate of exchange in effect at the balance sheet date (Mexican pesos per one U.S. dollar as of September 30, 2009 and December 31, 2008, were Ps. 13.3530 and Ps. 13.5383, respectively). The effect of changes in exchange rates is recorded in the results of operations.

c.	Loss of two-thirds of paid-in capital - As of September 30, 2009, the Company’s statutory financial statements show an accumulated deficit exceeding two-thirds of its paid-in capital. Under Mexican law, this condition might be considered as a cause for dissolution if requested by an interested party, in which case and in accordance with the Mexican law, the dissolution of Company might be executed in the lapse of the time established in the Company’s bylaws. Management of the Company considers this situation to be remote due to the specific plans that the Company has agreed with its shareholders for maintaining the Company on a going concern basis. Therefore, the accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
4.	Recently Issued Accounting Pronouncements

In June 2009, the FASB issued Accounting Standards Update No. 2009-1 105, Generally Accepted Accounting Principles (“Topic 105”), which establishes the Codification as the official single source of authoritative U.S. GAAP, superseding existing literature issued by the FASB, American Institute of Certified Public Accountants, Emerging Issues Task Force, and related literature. The Codification became effective for interim and annual periods ending on or after September 15, 2009, after which only one level of authoritative U.S. GAAP exists and all other literature is considered non-authoritative. The Codification does not change existing U.S. GAAP. The Codification is effective for our third quarter 2009 financial statements and the principal impact on our financial statements is limited to disclosures as all future references to authoritative accounting literature will be referenced in accordance with the Codification. Accounting pronouncements issued prior to the Codification will continue to be referenced by their original issuance reference for consistency with prior period filings. The adoption of Topic 105 did not impact our financial position or results of operations.

Satélites Mexicanos, S. A. de C. V. and Subsidiaries
5.	Significant Accounting Policies

A summary of the significant accounting policies used in the preparation of the accompanying unaudited consolidated financial statements follows:
a.	Cash and cash equivalents - This line item consists mainly of bank deposits in checking accounts and readily available daily investments of cash surpluses. Cash equivalents are composed of highly liquid investments with original maturities of three months or less. This line item is stated at nominal value plus accrued yields, which are recognized in results as they accrue.

b.	Concentrations of credit risk - Financial assets, which potentially subject Satmex to concentrations of credit risk, consist principally of cash and cash equivalents and accounts receivable. Satmex’s cash and cash equivalents are kept at high-credit quality financial institutions. Satmex’s customers are several companies from the private domestic sector and foreign companies. Management considers that its credit evaluation, approval and monitoring processes combined with billing arrangements mitigate potential credit risks regarding its current customer base.

The main customers for satellite services — broadcasting are Grupo Televisa and Productora y Comercializadora de Televisión, S. A. de C.V.; satellite services — telecommunications are Teléfonos de México, S. A. de C. V. and Telmex Perú, S. A. (“Telmex”); satellite services — data transmission and Internet is Hughes Network Systems, Inc. For Programming distribution services are Direct TV and Comcast LLC and the main customers of Enlaces (Broadband satellite services) are Wal-Mart and Globalstar de México, S. de R. L. de C. V.

Revenues provided by Satellite services, Programming distribution services, and Broadband satellite services were obtained from:

	Nine months	Year ended
	period ended	December 31,
	September 30, 2009	2008
	%	%
Hughes Networks Systems, Inc.	20	23
Telmex	15	14
Loral	1	2
Other foreign customers	34	29
Other domestic customers	30	32
c.	Inventories - Inventories consist mainly of antennas which are stated at the lower of cost or market. Cost is determined using the weighted average cost method.

d.	Satellites and equipment - As of November 30, 2006, Satmex adopted fresh-start reporting, under which its satellites and equipment were recorded at fair values based upon the appraised values of such assets. Satmex determined the fair value of the satellites and equipment using the planned future use of each asset or group of assets, and quoted market prices for assets where a market exists for such assets. In the determination of fair value, Satmex also considered whether an asset would be sold either individually or with other assets and the proceeds Satmex expected to receive from such sale.

Assumptions relating to the expected future use of individual assets could affect the fair value of such assets and the depreciation expense recorded related to such assets in the future. Depreciation is provided on the straight-line method for satellites, related equipment, and other owned assets over the estimated useful lives of the related assets. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the improvements. Below are the estimated useful lives of the satellites and equipment used to determine depreciation and amortization expenses:

Satélites Mexicanos, S. A. de C. V. and Subsidiaries
Satellites in-orbit - estimated useful life is determined by engineering analysis

Average Years
Solidaridad 2	14.5
Satmex 5	15
Satmex 6	15

Equipment

Satellite equipment	3
Furniture and fixtures	10
Leasehold improvements	5
Teleport, equipment and antennas	10
Depreciation of satellites commences on the date on which the satellite is placed in orbit. Solidaridad 2, Satmex 5 and Satmex 6 commenced their operation in November 1994, January 1999, and July 2006, respectively.

Costs incurred in the construction and successful deployment of the satellites and related equipment are capitalized. Such costs include direct contract costs, allocated indirect costs, launch costs, in-orbit test insurance, and construction period interest.

The Company insures its satellites to cover any possible loss, except for that mentioned in Note 14. The amounts of contracted coverage are based on satellite industry standards. When a new satellite is launched, Satmex procures insurance to cover both the launch risk and a period of in-orbit risk. The premium paid for these concepts is capitalized within the cost of the satellite. The premium paid to renew in-orbit coverage is recorded as a prepaid expense and amortized over the related policy period.

e.	Concessions - As of November 30, 2006, Satmex adopted fresh-start reporting, under which its orbital concessions were recorded at fair value and are amortized over 40 years using the straight-line method. Their remaining useful life was 31 years at the Effective Date. The concession to operate a telecommunications public network is amortized over 23 years, which is the remaining useful life at the Effective Date originally granted for 30 years.

f.	Valuation of satellites and long-lived assets - The carrying value of the satellites, amortizable intangible assets and other long-lived assets is reviewed for impairment in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Satmex periodically evaluates potential impairment loss relating to the satellites, amortizable intangible assets, and other long-lived assets by assessing whether the carrying amount of these assets can be recovered over their remaining lives through future undiscounted expected cash flows generated by those assets (excluding financing costs). If the expected undiscounted future cash flows were less than the carrying value of the long-lived asset, an impairment charge would be recorded based on the asset’s estimated fair value. Changes in estimates of future cash flows could result in a write-down of the asset in a future period. Estimated future cash flows from our satellites could be impacted by, among other things:
•	Changes in estimates of the useful life of the satellite;

•	Changes in estimates of our ability to operate the satellite at expected levels;

•	Changes in the manner in which the satellite is to be used;

•	The loss of one or several significant customer contracts on the satellite.
g.	Goodwill - Goodwill represents the amount by which the Company’s reorganization equity value exceeded the fair value of its net assets (exclusive of debt obligations) in accordance with the provisions of SFAS No. 141 as of November 30, 2006. Pursuant to the provisions of SFAS No. 142, Goodwill and Other Intangible Assets, goodwill is

Satélites Mexicanos, S. A. de C. V. and Subsidiaries
not amortized and is subject to an annual impairment test which the Company performs in the fourth quarter of each fiscal year. Goodwill was allocated to the reporting unit level (operating segment or one level below an operating segment). SFAS No. 142 requires the Company to compare the fair value of the reporting unit to its carrying amount on an annual basis to determine if there is potential impairment. If the fair value of the reporting unit is less than its carrying value, an impairment loss is recorded to the extent that the implied fair value of the goodwill within the reporting unit is less than its carrying value. The Company completed its annual goodwill impairment test in the fourth quarter of 2008 and determined that goodwill was not impaired.
h.	Intangible Assets - The intangible assets consist primarily of customer relationships, landing rights, contract backlog, and internally developed software and technology, all of which were recorded in connection with the adoption of fresh-start reporting. The fair values were calculated using several approaches that encompas the use of excess earnings, relief from royalty, and the build-up methods. The excess earnings, relief from royalty, and build-up approaches are variations of the income approach. The income approach, more commonly known as the discounted cash flow approach, estimates fair value based on the cash flows that an asset can be expected to generate over its useful life. Identifiable intangible assets with finite useful lives are amortized on a straight-line basis over the estimated useful lives of the assets, except for contract backlog which is amortized in accordance with the agreements maturity. Intangible assets are also reviewed for impairment in accordance with SFAS No. 144, as described above.

i.	Labor obligations - In accordance to the Mexican Labor Law, the Company provides seniority premiums benefits to its employees under certain circumstances. These benefits consist of a one-time payment equivalent to 12 day wages for each year of service (at the employee’s most recent salary, but not to exceed twice the legal minimum wage), payable to all employees with 15 or more years of service, as well as to certain employees terminated involuntarily prior to the vesting of their seniority premium benefit.

The Company also provides statutorily mandated severance benefits to employees terminated under certain circumstances. Such benefits consist of a one-time payment of three month wages plus 20 day wages for each year of service payable upon involuntary termination without a fair cause.

Costs associated with these benefits are based on actuarial computations using the project unit credit method.

j.	Provisions - The provisions are recognition of current obligations resulting from past events that are probable to cause the use of economic resources and can be reasonably estimated.

k.	Income taxes - Income taxes, calculated as the higher of regular income tax (“ISR”) or the Business Flat Tax (“IETU”) are recorded in the results of the year in which they are incurred. The Company, based on its financial projections determines whether it expects to incur ISR or IETU in the future and accordingly recognizes deferred income tax assets and liabilities for the future consequences of temporary differences between the financial statement carrying amounts of assets and liabilities and their respective ISR or IETU bases, measured using enacted rates. The effects of changes in the statutory rates are accounted for in the period that includes the enactment date. Deferred income tax assets are also recognized for the estimated future effects of tax loss carryforwards and asset tax credit carryforwards. A valuation allowance is applied to reduce deferred income tax assets to the amount of future net benefits that are more likely not to be realized.

Tax on assets (“IMPAC”) paid through 2007 that is expected to be recovered is recorded as an advanced payment of ISR and is presented in the consolidated balance sheets within the deferred income tax asset or liability.

l.	Employee’s statutory profit sharing - Employee’s Statutory Profit Sharing (“PTU”) is recorded in the results of the year in which is incurred and presented within operating expenses in the accompanying consolidated statements of operations. Deferred PTU liabilities are derived from temporary differences that result from comparing the accounting and PTU values of assets and liabilities.

m.	Revenue recognition - Satellite service revenues are recognized as the satellite capacity provided according to service lease agreements. Satellite capacity is sold through permanent and temporary contracts, which stipulate the agreed capacity. Lease agreements are accounted for either operating or sales-type leases.

Operating lease revenues are recognized on a straight-line basis over the lease term. Revenues for temporary services are recognized as services are performed.

Satélites Mexicanos, S. A. de C. V. and Subsidiaries
Revenues from end-of-life leases for transponders are usually collected in advance. Satmex does not provide insurance and/or guarantee of any kind for the related transponders to these customers. Total revenue and related cost are accounted as sales-type leases and recognized in income when the risk and rewards of the transponders are transferred to the customer in accordance with the agreements.

On a monthly basis, Satmex estimates the number of subscribers to Programming distribution services per each purchaser of its programming. Satmex applies the contractual value of each subscriber to calculate the monthly revenue attributable to the purchaser. Approximately 45 to 60 days after the end of each month, Satmex receives a definitive report from the purchaser and reconciles the definitive revenue with the estimated amount, issuing an invoice to the purchaser based on definitive report. Variations between the estimated and actual revenue amounts are not material.

The public and private net signal and value-added services (“Broadband satellite services”) are recognized when rendered. The sale of antennas and installation services are recognized in the period when risk and rewards are transferred to the customers, which generally coincides with the completion of the installation of the antennas. Sales and installation of antennas are subject to contractual customer acceptance provisions; consequently, the Company recognizes revenue at the date of customer’s formal acceptance of the equipment.

n.	Deferred revenue - Satmex is required to provide the Mexican federal government, at no charge, approximately 362.88 MHz of its available transponder capacity for the duration of the concessions. In 1997, Satmex recorded $88 million as deferred revenue, the value of this obligation, and an increase in the value of the concessions by the same amount. This obligation is being amortized over 40 years as part of revenue with its corresponding amortization expense. Amortization of deferred revenue totals $2.2 million annually for the Predecessor Registrant. As a result of the application of fresh-start reporting, deferred revenue was adjusted to fair value. Annual amortization for the Successor Registrant is $2.3 million.

o.	Comprehensive Loss - Comprehensive loss includes, in addition to net loss, all other changes in an entity’s equity during the period resulting from transactions and other events and circumstances except those from investments by owners and distributions to owners. Since Satmex did not generate changes in equity from nonowner sources, Satmex’s comprehensive loss includes solely the net loss for each respective year.
6.	Cash and Cash Equivalents

	September 30, 2009	December 31, 2008
Cash	$571	$44,360
Cash equivalents	94,328	13,847

	$94,899	$58,207

7.	Accounts Receivable - Net

	September 30, 2009	December 31, 2008
Customers	$10,434	$10,220
Allowance for doubtful accounts	(358)	(510)

	10,076	9,710

Value-added tax and tax withholdings	2,394	1,595
Recoverable IETU	2	5,600
Sundry deposits	80	376

	$12,552	$17,281

Satélites Mexicanos, S. A. de C. V. and Subsidiaries
8.	Satellites and Equipment - Net

	September 30, 2009	December 31, 2008
Satellites in-orbit	$314,136	$314,136
Equipment for satellites	11,670	11,440
Furniture and fixtures	5,624	4,807
Leasehold improvements	1,364	1,256

	332,794	331,639
Accumulated depreciation and amortization	(96,441)	(72,524)

	236,353	259,115
Construction in progress - Satmex 7	3,983	3,856
Other construction in-progress	1,147	1,178
Advances to antenna suppliers	6	—

	$241,489	$264,149

For the period from January 1 to September 30, 2009, depreciation expense was $24.1 million.

At September 30, 2009 the interest capitalized as construction in progress - Satmex 7 is $0.2 million.

9.	Concessions - Net

	September 30, 2009	December 31, 2008
Orbital concessions	$41,700	$41,700
Public telecommunications network	2,248	2,248

	43,948	43,948
Accumulated amortization	(3.999)	(2,941)

	$39,949	$41,007

For the period from January 1 to September 30, 2009, amortization expense was $1.1 million.

10.	Intangible Assets - Net

The intangible assets recognized in connection with the adoption of fresh-start reporting are as follows:

	Weighted
	Average
	Remaining
	Amortization	September 30, 2009		December 31, 2008
	Period		Accumulated		Accumulated
	(Years)	Gross Amount	Amortization	Gross Amount	Amortization
Contract backlog (1)	6	$67,990	$52,468	$67,990	$42,333
Customer relationships (1)	5	2,128	861	2,128	634
Internally developed software and technology (2)	2	270	191	270	140
Landing rights (1)	1	60	50	60	47

		$70,448	$53,570	$70,448	$43,154

The valuation methods used were the income approach (1) and cost approach (2).

Satélites Mexicanos, S. A. de C. V. and Subsidiaries
For the period from January 1 to September 30, 2009, amortization expense was $10.4 million.
Future annual amortization expense for intangible assets is estimated to be as follows:

2009 three months	$3,273
2010	5,882
2011	3,034
2012	2,006
Thereafter	2,683

$16,878

11.	Debt Obligations

The new bonds named FPSSN and SPSSN present the following amounts, rates, and periods as follows:

	September 30, 2009	December 31, 2008
FPSSN at variable rate (LIBOR + 8.75%) approximately 9.35% and 12.51%, for 2009 and 2008 respectively, due in 2011 (a)	$238,237	$238,237

SPSSN at annual fixed rate of 10.125%, due in 2013 (b) for 2009 and 2008, the accumulated interest capitalized is $38,708 and $28,060, respectively	178,708	168,060

	$416,945	$406,297

As of September 30, 2009 Satmex bonds traded below par, but lower trading volume impeded to take this as an indicator of the fair value of Satmex’s debt.

Other alternatives to fair value Satmex’s debt require an estimate of a market interest rate. The Company’s management believes the bonds currently trading are not directly comparable to those issued by Satmex because they do not take into account the economic, political, business, and other unique risks associated with Satmex, and thus impeding to estimate its fair value.
a.	In exchange for cancellation of the old debt, at the Effective Date, the FRNs holders received new bonds issued by Satmex, named FPSSN, whose main characteristics are as follows:
•	Maturity is on November 30, 2011.

•	Quarterly interest at annual LIBOR rate plus 8.75%.

•	Optional cash prepayments of principal and accrued interest plus 3%, 2%, and 1%, in the first, second, and third years respectively. From the fourth year on, all payments will be at the stated interest rate.

•	In conformity with the formula established in the contract, in case that cash generation exceeds $5 million for any projected fiscal quarter of the company, Satmex is requested by the contract to make prepayments of principal.

•	In the event of any change in the share control of Satmex, holders may redeem all or part of the debentures at 101% of the unpaid balance of principal and accrued interest.

•	In the event of debt payment noncompliance and while this situation prevails, the penalty interest applicable to the unpaid principal balance will be 2% higher than the regular interest rate applicable at that time.

Satélites Mexicanos, S. A. de C. V. and Subsidiaries
•	Principal and interest are guaranteed with the assets of Satmex in first place, the precedence stage substantially over all the assets of Satmex per article 92 and subsequent articles of the Ley de Vías Generales de Comunicación (“Law on General Communications Media”), and by a combination of pledges over the shares held by Satmex in Enlaces, New Services Companies, and Alterna’TV Corp.
b.	In exchange for cancellation of the old debt, at the Effective Date, the HYBs holders received new bonds issued by Satmex with a principal amount of $140 million, named SPSSN, whose main characteristics are as follows:
•	Maturity is on November 30, 2013.

•	Quarterly interest at the annual rate of 10.125%.

•	In the first year, the interest at the annual 10.125% rate will not be paid but added to the principal amount of the SPSSN; from the second up to the fifth year, 2% of the 10.125% interest will be paid in cash, and the remaining 8.125% will continue to be added to the principal amount of the SPSSN; and beginning in the sixth year, total interest will be paid in cash until the FPSSN have been paid in full.

•	In conformity with the formula established in the contract, in case that cash generation exceeds $5 million for any projected fiscal quarter of the company, Satmex is requested by the contract to make prepayments of principal, once the FPSSN have been fully paid and there is available cash.

•	In the event of a change in the share control of Satmex of other than the buyer approved under the Restructuring Agreement, by 66.66% of the SPSSN holders, the holders may redeem all or part of the debentures of the unpaid balance of principal and accrued interest, which may take place at the same time as the change of share control.

•	Principal and interest are guaranteed with the assets of Satmex in second place, the precedence stage substantially over all the Satmex assets, supported with a guarantee contract legally valid in the present and in the future, and a combination of securities over the shares owned by Satmex like the shares of Enlaces, Service Companies, and Alterna’TV Corp securities that are subject to the bankruptcy protection condition of the FPSSN.
The contracts related to the new debt obligations issued by Satmex establish positive and negative covenants, common for this type of transaction. As part of those covenants Satmex is committed to provide periodic information to the bondholders, through the fiduciary agents U.S. Bank National Association and Wells Fargo Bank, N. A. (First Priority Indenture Successor Trustee and Second Priority Indenture Trustee, respectively).
As of the date of issuance of these consolidated financial statements, the Company has complied with all aspects of contractual agreements and is timely complying with interest payments.
12.	Labor Obligations

Net periodic cost associated with labor obligations was $0.1 million in 2008. Other disclosures required by US GAAP are considered immaterial.

13.	Shareholders’ Equity
a.	The shareholding structure of Satmex consists of ordinary, nominative Class I and a Class II shares at no-par value, which are fully subscribed and paid in. The shares are divided into three series; the shares Series A, which may only be subscribed or acquired by Mexican nationals under certain mechanisms established in the Company’s bylaws, while the shares Series B and N may be freely subscribed or acquired by anybody, including foreign investors.

As of September 30, 2009 and December 31, 2008, the common stock is as follows:

Satélites Mexicanos, S. A. de C. V. and Subsidiaries

Common Stock - Shares
Fixed Capital			Variable Capital
Class I			Class II		Rights%
Series A	Series B	Series N	Series B	Series N	Voting	Economic
7,500,000	—	—	—	—	45.00	16.00
—	221,667	401,770	—	—	1.33	1.33
—	111,667	202,395	—	—	0.67	0.67
—	—	—	7,166,667	29,395,833	43.00	78.00
1,666,667	—	208,333	—	—	10.00	4.00

9,166,667	333,334	812,498	7,166,667	29,395,833	100.00	100.00

The LFT provides that foreign investors are not permitted by law to hold more than 49% of the Satmex’s common stock, however, in accordance to Foreign Investments Law, the “neutral investment” shares (Series N) that Satmex may issue are not considered when determining the level of foreign investment participation in common stock.

Series A and B shares are ordinary. The Series N shares have limited voting rights and have no right to a preferred dividend since they are neutral investment shares. All shares are in trusts whose constructive possession is held as follows: for the Mexican federal government, 20% of the economic rights and 55% of the voting rights, and for Deutsche Bank Mexico, S. A., 80% of the economic rights and 45% of the voting rights.

Based on the above events, Satmex obtained authorization from the National Foreign Investment Commission to issue Series N neutral investment shares, and from the Federal Anti-Trust Board (“Comisión Federal de Competencia” or “CFC”) for the shareholding concentration derived from the capital increase described in c below. Similarly, Satmex obtained authorization from the SCT to modify its common stock structure as required by the concession titles granted to occupy geostationary orbital positions.

b.	Through the unanimous resolutions approved during the meeting of November 30, 2006, shareholders agreed to reduce the common stock of Satmex by absorbing accumulative losses of $317.5 million. Following this reduction, the common stock of Satmex was fully assigned to minimum fixed stock as required by Mexican General Corporate Law.

c.	Similarly, through the unanimous resolutions approved during the meeting of November 30, 2006, shareholders agreed to increase variable capital by capitalizing the portion of the principal and interest balance of the HYBs exceeding the principal of the SPSSN ($140 million). The capitalization process involved the amount of $273.8 million and resulted in the issuance of 7,166,667 new Class II, Series B ordinary, nominative shares without par value and 29,395,833 Class II, Series N ordinary, nominative shares without par value.

As of September 30, 2009 and December 31, 2008, the common stock of the Company amounted to $46.7 million.

d.	As of the Effective Date, Deutsche Bank Mexico, S. A., Institución de Banca Múltiple, División Fiduciaria, in its capacity as trustee, is the owner and holder of shares representing 96% of common stock with economic rights (including neutral investment shares) and 90% of the ordinary voting stock of Satmex.

e.	Nacional Financiera, S. N. C., Institución de Banca de Desarrollo, Dirección Fiduciaria, in its capacity as trustee, is currently the registered owner and holder of shares representing 4% of the common stock with economic rights (including neutral investment shares) and 10% of the ordinary voting stock of Satmex

f.	On February 15, 2008, the Company’s Board of Directors through its authorized representatives, authorized continuing the negotiations with one of the most important satellite builders, issuing an authorization to proceed (“ATP”), a document specifying the contract terms and conditions for the acquisition of the satellite Satmex 7, including the agreements for its launch.

Effective March 1, 2008, the Company was authorized to operate Solidaridad in an inclined orbit.

Satélites Mexicanos, S. A. de C. V. and Subsidiaries
g.	Shareholders’ equity, except restated tax contributed capital and tax-retained earnings, will be subject to income tax at the rate in effect upon distribution. Any tax paid on this distribution may be credited against annual and estimated income taxes of the year in which the tax on dividends is paid and the following two fiscal years.

h.	As of September 30, 2009, the balance of the tax contributed capital account is $1,666,082 which is higher than shareholders’ deficit according to the consolidated balance sheets.
14.	Income Taxes
a.	In accordance to the Mexican tax law, in 2009 and 2008, Satmex and its subsidiaries on stand-alone basis are subject to ISR and IETU and through December 31, 2007, were subject to ISR and IMPAC. For 2009 and 2008, the ISR rate was 28%. Taxpayers who file tax reports and meet certain requirements may obtain a tax credit equivalent to 0.5% or 0.25% of taxable income.

b.	IETU, which replaces IMPAC, functions similar to an alternative minimum corporate income tax, except that any amounts paid are not creditable against future income tax payments. IETU applies to the sale of goods, the provision of independent services and the granting of temporary use or enjoyment of goods, according to the terms of the Business Flat Tax Law (the “IETU Law”), less certain authorized deductions. IETU payable is calculated by subtracting certain tax credits from the tax determined. Revenues, as well as deductions and certain tax credits, are determined based on cash flow generated beginning January 1, 2008. Taxpayers will be subject to the higher of the IETU or the taxpayer’s ISR liability computed under the Mexican Income Tax Law. The IETU applies to individuals and corporations, including permanent establishments of foreign entities in Mexico, at a rate of 16.5% in 2008, which increased to 17% in 2009 and 17.5% thereafter.

c.	Through 2007, Satmex was also subject to IMPAC, which was calculated by applying 1.25% to the Company’s asset position, as defined in the law, and was payable to the extent it exceeds income taxes payable for the same period. Although IETU replaced IMPAC, it will still be permitted to utilize deferred tax assets for asset tax paid in 2007 and prior, to offset future income taxes payable in the following ten years if certain conditions in the respective tax law are met.

d.	Based on its projections, the Company determined that in certain fiscal years it will pay ISR, while in others, it will pay IETU. Accordingly, the Company scheduled the reversal of the temporary differences for both ISR and IETU purposes, determined by year whether the applicable temporary differences should be those under ISR or those under IETU, and applied the applicable rates.
15.	Contingencies and Commitments

Satellite and insurance matters
a.	The in-orbit insurance for Solidaridad 2 was not renewed primarily because the satellite’s useful life ends in 2009. Any uninsured loss of Solidaridad 2 would have a minor adverse effect on Satmex’s results of operations and financial position.

b.	The Satmex 6 insurance policy was renewed in May 2008 for one year and the term was extended for a six month period until December 5, 2009 providing coverage for $288 million. The insurance companies have the right to review the terms and conditions of the insurance policy, including the right to terminate the insurance coverage.

The insurance policy terms and conditions are in accordance with current industry standards. Any uninsured loss of Satmex 6 would have a material adverse effect on Satmex’s results of operations and financial position.

c.	In December 2008, Satmex renewed the in-orbit insurance policy for the Satmex 5 satellite, which expires in December 2009, and provides coverage for $90 million. The insurance companies have the right to review the terms and conditions of the insurance policy, including the right to terminate the insurance coverage.

Satélites Mexicanos, S. A. de C. V. and Subsidiaries
The insurance policy excludes coverage for the Xenon Ion Propulsion System (“XIPS”) and any other anomaly related to this system. Because XIPS has experienced anomalies on other similar satellites, this exclusion has become a typical feature in insurance policies for satellites with the same propulsion system. It also has another exclusion related to the anomaly from the channel 1C.

The insurance policy terms and conditions are according to actual industry standards. Any uninsured loss of Satmex 5 would have a material adverse effect on Satmex’s results of operations and financial position.

Since June 2005, the primary XIPS has been used as the operating propulsion system because the secondary XIPS ceased providing the required inclination control. Use of the primary XIPS will produce adverse effects such as contamination on the solar arrays and it will require bipropellant gas supplementary consumptions. Tests suggested by the manufacturer have been performed on the secondary XIPS; however, the results indicate that the secondary XIPS is no longer available. Nevertheless the final diagnostic is still pending.

If Satmex 5 experiences a total failure of its XIPS, the remaining useful life with bipropellant gas would be 2.7 years as of October 1, 2009.
Legal matters
d.	Management is not aware of any pending litigation against Satmex neither Satmex nor its assets are subject to any legal action other than those that arise in the normal course of business. The liability for all legal actions or other claims against Satmex prior to October 15, 1997 has been retained by the Mexican Government.
e.	On January 1, 2008 the LIETU went into effect. Satmex, on the one hand, and Enlaces, the New Service Companies and HPS, on the other hand, have submitted an amparo writ against LIETU to minimize the Company’s tax burden. The Company cannot assure that the outcome of such amparo will be determined in its favor.
Commitments
f.	Satmex entered into a new contract with SSL and granted to SSL an usufructo legal figure that grants to SSL the right to use and benefits from certain transponders until the end of life of the satellites Satmex 5 and Satmex 6. SSL was not required to post a bond related to the usufructo figure.

SSL has the right to receive a percentage (different for each satellite) of the net sale value of Satmex 5 and Satmex 6 or an amount equal to the market value related to the transponders granted under the usufructo figure, whichever is higher, determined by a panel of three experts in satellite valuation, and will not continue if Satmex or the new shareholders decide not to continue with the usufructo figure.

g.	The satellite concessions granted by the Mexican federal government establish that Satmex should assign satellite capacity for them in band C and band Ku. The capacity assigned amounts to approximately 362.88 MHz.

h.	Satmex pays rights of usage for the facilities where control centers are located. Accordingly, with the concession titles it should pay rights during the concession period for an equivalent of 7.5% of the facilities value determined by experts assigned by the Mexican federal government and updated periodically. For the nine months period ended September 30, 2009, fees paid for the use of these control centers were $0.3 million.
Other Matters
i.	Additional taxes payable could arise in transactions with related parties if the tax authorities, during a review, believe that the prices and amounts used by Satmex are not similar to those used with or between independent parties in comparable transactions.
j.	Satmex leases the building where its administrative offices are located. The leasing contract establishes a mandatory period of five years and three months starting in October 2008 and concluding in December 2013. For the nine months period ended September 30, 2009 rental expense was $369. The minimum future payments, until the end of the contract, amount to $2,093.

Satélites Mexicanos, S. A. de C. V. and Subsidiaries
k.	Future minimum revenues due from customers under non-cancelable operating lease contracts for transponder capacity on satellites in-orbit as of September 30, 2009, are as follows:

Expiration Date	Amount
2009	$27,068
2010	81,752
2011	62,093
Thereafter	69,349

$240,262

l.	The Primary Control Center is part of a building complex that also houses equipment owned and used for the Mexican federal government’s teleport and mobile telecommunications services systems. Teleport of Enlaces is also housed at the Primary Control Center. A request for approval of the operation of Enlaces’ Teleport in the Primary Control Center was filed with SCT by Enlaces in August 2000. No official response has been received as of the date hereof.

Satélites Mexicanos, S. A. de C. V. and Subsidiaries
Item 3. Management’s Discussion and Analysis of Financial Condition and Results Operations
(Thousands of U.S. dollars)
  Results of Operations for the nine months period ended September 30, 2009 compared to September 30, 2008.
Revenue
     Revenue for the first nine months period ended September 30 2009 was $92.3 million as compared to $84.0 million in the same period of 2008.
     Revenue for the first nine months ended September 30, 2009 increased $8.3 million compared to the same period in the previous year. The increase is explained by an increase of fixed satellite services (FSS) of $7.7 million and an increase of $1.5 million in programming distribution services, and a decrease of $0.9 million for broadband satellite services provided by Enlaces a 75% owned subsidiary acquired on November 30, 2006.
     The increase of $7.7 million in FSS was due to an increase of $3.0 million in new contracts plus an increase of $7.1 million in non renewal contracts, partially offset by $2.4 million in expired contracts.
Operating Expenses
     Operating expenses decreased to $62.3 million in 2009 (67.5% as a percentage of revenues), from $71.9 million in 2008 (85.6% as a percentage of revenues) for the reasons described below:
Satellite Operations
     Satellite operating cost in the first nine months of 2009 was $14.0 million compared to $15.6 million in 2008, showing a reduction of $1.6 million.

	Nine months period ended
	September 30,
	2009	2008	variances
Satellite operations	$8,797	$11,100	$(2,303)
Programming distribution services	3,769	2,958	811
Broadband satellite services	1,387	1,503	(116)

	$13,953	$15.561	$(1,608)

     Satellite operations cost decrease of $2.3 million is explained among other factors by $0.4 million decrease in satellite insurance costs, a $1.6 million from a decrease in personnel cost, and other expenses decrease net of $0.3 million
     Programming distribution services increase of $0.8 million is explained by its revenue increase in the period.
     Broadband satellite services decrease in cost is mostly explained by the reduction in the cost associated to antennas installation.
Reversal of Provision for Orbital Incentive
     The orbital incentive corresponding to 2006 and 2007 was reversed in accordance with a settlement agreement signed in 2008.

Satélites Mexicanos, S. A. de C. V. and Subsidiaries
Selling and Administrative Expenses
     Selling and administrative expenses, which consist primarily of salaries and employee compensations, professional fees, and allowance for doubtful accounts, amount to $12.8 million in 2009 (13.8% as a percentage of revenues), as compared to $18.5 million in 2008 (23.2% as a percentage of revenues). This result is primarily due to a decrease of $3.4 million in professional fees, a decrease of $1.4 million in salaries and employee compensations, and a decrease of $0.3 million in commercial agent fees, a decrease of $0.3 in advertising, and other expenses net of $0.3 million
Depreciation and Amortization
     Depreciation expense was $24.1 million in 2009 and $24.5 million in 2008. Amortization expenses related to our concessions and intangible assets were $11.5 million in 2009 and $20.3 million in 2008. The net decrease of $9.2 million is due to the effect in the amortization derived from the contract backlog and intangible asset accounted from the recognition of the “fresh-start reporting” in November 30, 2006.
     The net decrease in depreciation and amortization in 2009 is because of the recognition of the new value of noncurrent assets starting December 1, 2006 as a consequence of the criteria of the “fresh-start reporting”.
Other Income
     Due to the success in the second quarter of 2008 of a lawsuit against a past customer, the other income in that quarter was $4.6 million.
Operating Income
     Our operating income for the nine months of 2009 was $30.1 million and $16.7 million in 2008.
Interest Expense
     Total interest cost for the nine months ended September 30, 2009 was $32.8 million, compared to $36.2 million in 2008. Our interest cost varies with changes in interest rates.
Net Foreign Exchange Loss/Gain
     We recorded a foreign exchange loss for the nine months of 2009 of $0.1 million as compared to $0.1 million foreign exchange gain for the corresponding period in 2008. Foreign exchange losses and gains are calculated based on outstanding balances of Mexican peso-dominated assets and liabilities relative to the prevailing U.S. dollar/Mexican peso exchange rate.
Income Tax
     Satmex applied the different income tax rates according to the estimated date of reversal. For the nine months of 2009, we recorded income tax expense of $10.5 million on a loss before income taxes of $2.4 million, yielding a negative effective rate, while for 2008 we recorded income tax expense of $6.4 million on a loss before income taxes of $18.2 million. The change from 2009 to 2008 is because IETU tax is computed on a cash basis (excluding interest expenses) and from 2008 to 2009 there was an increase of $8.3 million on revenue and a decrease of $7.4 million on expenses.
Net Loss Applicable to Common Shareholders
     Due to the factors discussed above, the net loss applicable to common shareholders for the nine months of 2009 was $13.2

Satélites Mexicanos, S. A. de C. V. and Subsidiaries
million, as compared to a loss of $25.1 million for the same period of 2008.
  Results of Operations for the three months period ended September 30, 2009 compared to September 30, 2008.
Revenue
     Revenue for the third quarter of 2009 was $30.9 million as compared to $28.8 million for the third quarter of 2008.
     Revenue for the third quarter of 2009 increased $2.1 million compared to the same period in the previous year. The increase is explained by an increase of fixed satellite services (FSS) of $2.3 million and an increase of $0.4 million in programming distribution services and a decrease of $0.6 million for broadband satellite services provided by Enlaces a 75% owned subsidiary acquired on November 30, 2006.
     The increase of $2.3 million in FSS was due to an increase of $1.4 million of new contracts plus an increase of $1.9 million in non renewal contracts, partially offset by $1.0 million in expired contracts.
Operating Expenses
     Operating expenses increased to $20.8 million in 2009 (67.1% as a percentage of revenues), from $17.7 million in 2008 (61.3% as a percentage of revenues) for the reasons described below:
Satellite operations
     Satellite operating cost in the third quarter of 2009 was $4.6 million compared to $2.3 million in 2008, showing an increase of $2.3 million.

	Three months period ended
	September 30,
	2009	2008	variances
Satellite operations	$2,806	$587	$2,219
Programming distribution services	1,322	1,131	191
Broadband satellite services	460	574	(114)

	$4.588	$2,292	$2,296

     Satellite operations cost increase of $2.2 million is explained among other factors by $3.4 million due to the reversal in July 2008 of the orbital incentive provision corresponding to the period January — June 2008, a decrease of $0.9 million in personnel cost, and a decrease of $0.3 million in other expenses.
     Programming distribution services cost increase of $0.2 million is explained by its revenue increase in the period.
     Broadband satellite services decrease in cost is mostly explained by the reduction in the cost associated to antennas installation.
Reversal of Provision for Orbital Incentive
     The orbital incentive corresponding to 2006 and 2007 was reversed in accordance with a settlement agreement signed in 2008.
Selling and Administrative Expenses
     Selling and administrative expenses, which consist primarily of salaries and employee compensations, professional fees, and

Satélites Mexicanos, S. A. de C. V. and Subsidiaries
allowance for doubtful accounts, amount to $4.4 million in 2009 (14.3% as a percentage of revenues), as compared to $7.4 million in 2008 (29.0% as a percentage of revenues). This result is primarily due to a decrease of $1.5 million in professional fees, a decrease of $1.2 million in personnel cost, and a decrease of $0.3 million in other expenses.
Depreciation and Amortization
     Depreciation expense was $7.9 million in 2009 and $8.2 million in 2008. Amortization expenses related to our concessions and intangible assets were $3.8 million in 2009 and $6.8 million in 2008. The net decrease of $3.3 million is due to the effect in the amortization derived from the contract backlog and intangible asset accounted from the recognition of the “fresh-start reporting” in November 30, 2006.
     The net decrease in depreciation and amortization in 2009 is because of the recognition of the new value of noncurrent assets starting December 1, 2006 as a consequence of the criteria of the “fresh-start reporting”.
Operating Income
     Our operating income for the third quarter of 2009 was $10.2 million and $11.2 million in 2008.
Interest Expense
     Total interest cost for the third quarter of 2009 was $10.8 million, compared to $11.8 million in 2008. Our interest cost varies with changes in interest rates.
Net Foreign Exchange Gain/Loss
     We recorded a foreign exchange gain for the third quarter of 2009 of $0.1 million as compared to a $0.2 million foreign exchange loss in 2008. Foreign exchange gain and loss are calculated based on outstanding balances of Mexican peso-dominated assets and liabilities relative to the prevailing U.S. dollar/Mexican peso exchange rate.
Income Tax
     Satmex applied the different income tax rates according to the estimated date of reversal. For the third quarter of 2009, we recorded income tax expense of $3.6 million on a loss before income taxes of $6.1 million, yielding a negative effective rate, while for 2008 we recorded income tax expense of $0.5 million on a loss before income taxes of $0.5 million, yielding a negative effective rate. The change from 2009 to 2008 is because IETU tax is computed on a cash basis (excluding interest expenses) and from 2008 to 2009 there was an increase of $2.1 million on revenue and a decrease of $0.6 million on expenses.
Net Loss Applicable to Common Shareholders
     Due to the factors discussed above, the net loss applicable to common shareholders for the third quarter of 2009 was $4.1 million, as compared to a loss of $6.7 million for the same quarter of 2008.

Satélites Mexicanos, S. A. de C. V. and Subsidiaries
PART II — OTHER INFORMATION
Item 1. Legal Matters
None.
Item 2. Other Matters
Liquidity and Capital Resources
     At September 30, 2009, we had total debt of $416.9 million. This amount represents the new First Priority Senior Secured Notes and Second Priority Senior Secured Notes issued in accordance with our Plan of Reorganization.
Sources and Uses of Cash
     Cash increased $36.7 million for the first nine months period ended September 30 2009. Cash increase was originated mostly by an increase of $10.6 million arising from the capitalization of interest of the Second Priority Notes, an increase of $27.5 million in operating activities, and a use of $1.4 million in investments.
     Our total cash balance as of September 30, 2009 was $94.9 million compared to $58.2 million on December 31, 2008.
     We consider that our current sources of liquidity are sufficient to meet our operating requirements for 2009.
*********************

Satélites Mexicanos, S. A. de C. V. and Subsidiaries
Item 3. Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Satélites Mexicanos. S.A. de C.V.
(Registrant)

Date: November 13, 2009
	By:	/S/ Luis Fernando Stein Velasco

(Signature)

Name: Luis Fernando Stein Velasco
Title: Chief Financial Officer